Christopher Carroll Senior Vice President and Chief Accounting Officer Interpublic Group 909 Third Avenue New York, NY 10022 www.interpublic.com (212) 704-1200

FOIA CONFIDENTIAL TREATMENT REQUESTED BY THE INTERPUBLIC GROUP OF COMPANIES, INC. PURSUANT TO RULE 83

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS OF THIS LETTER. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK "[***]".

October 10, 2017

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:    The Interpublic Group of Companies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 21, 2017
Response Dated July 27, 2017
File No. 001-06686

Dear Mr. Spirgel:
Following our conference call with the staff (the “Staff”) of the U.S. Securities and Exchange Commission on October 4, 2017, as requested we are submitting an early response to Comment #1 of the Staff’s September 18, 2017 comment letter concerning the Annual Report on Form 10-K of the Interpublic Group of Companies, Inc. (the “Company,” “Interpublic” or “we”) for the year ended December 31, 2016 filed on February 21, 2017. As discussed with the Staff, we will separately submit a response to Comment #2.
Because of the confidential nature of information contained herein, this submission includes a request for confidential treatment for selected portions of this letter, as indicated by [***], with respect to the Freedom of Information Act (“FOIA”). We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 1

Mr. Larry Spirgel
United States Securities and Exchange Commission

with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83) (“Rule 83”). A complete version of the response letter has been separately filed with the Staff.
Please promptly inform the Company of any request for disclosure of the confidential portions herein made pursuant to FOIA or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

Consolidated Statements of Operations, page 37

1.
We note your response to comment 4. Notwithstanding your view that all of your operating costs fall within the “cost of services” category, your income statement should fully comply with Regulation S-X. Please revise to separately report cost of services in accordance with Rule 5-03(b)(2) of Regulation S-X and any other material expense line-items.

In light of the Staff’s comment, a modified income statement presentation will be included in our Form 10-Q for the quarter ending March 31, 2018. The amounts presented below are subject to change as we continue to review and develop an appropriate allocation methodology. The preliminary amounts have been adjusted from those presented in the Consolidated Statements of Operations in our Annual Report on Form 10-K for the year ended December 31, 2016 to reflect our proposed modified presentation. We expect the modified presentation will be as follows:
Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #1

Years ended December 31,
(in millions)	2016	2015
REVENUE	[***]	[***]
OPERATING EXPENSES:
Salaries and related expenses	[***]	[***]
Office and other direct expenses	[***]	[***]
Cost of services	[***]	[***]
Selling, general and administrative expenses	[***]	[***]
Depreciation and amortization	[***]	[***]
Total operating expenses	[***]	[***]
OPERATING INCOME	[***]	[***]
Please note that the amounts given in the table are preliminary and reflect the adoption of ASU 2017-07
The Company is in the process of reviewing the types of costs that should be allocated to cost of services under Rule 5-03(b)(2) of Regulation S-X as well as implementing revised external reporting policies. The proposed

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 2

Mr. Larry Spirgel
United States Securities and Exchange Commission

change in allocation and the modified income statement format will require the Company to obtain approval from our Chief Executive Officer and the Company’s Audit Committee.
This modified Statements of Operations will be reflected in our Form 10-Q for the quarter ending March 31, 2018. The Company’s adoption of ASC 606, Revenue from Contracts with Customers (“ASC 606”), is scheduled for the first quarter of 2018 and we will clearly disclose that this modification is not caused by or associated with the adoption of ASC 606. However, the Company believes that the benefit of making this income statement modification in the first quarter of 2018, in conjunction with the adoption of ASC 606, will allow the Company the appropriate time to explain and educate the investment community regarding the entirety of the modifications. The Company believes that making a change to the format of the income statement in Form 10-K for the year ending December 31, 2017 followed by an accounting change on Form 10-Q for the quarter ending March 31, 2018, both of which will have an impact on many of the same line items and ratios, within such a short period of time, will likely confuse investors.

For these reasons, and the fact that the change to the income statement format will not impact the Company’s overall financial performance, operating margin, consolidated Salaries and Related or Office and General expenses, the Company has concluded that it would be in the best interest of investors to reflect the change in presentation in the Company’s Form 10-Q for the quarter ending March 31, 2018 in conjunction with ample disclosure related to the change.
Although subject to finalization and approval, based on the preliminary allocation method reflected herein, beginning with the filing of our Form 10-K for the year ending December 31, 2017, we will include the following in Note 1, Basis of Presentation:
“Salaries and Related Expenses and Office and General Expenses includes both Cost of Services and Selling, General and Administrative Expenses, which is primarily comprised of our Corporate and Other Expenses as detailed in Note XX.”
Additionally, we will include in Management’s Discussion and Analysis of Corporate and Other:
“Corporate and other is primarily comprised of unallocated Selling, General and Administrative Expenses and related depreciation and amortization expense.”

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 3

Mr. Larry Spirgel
United States Securities and Exchange Commission

* * *
If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 704-1430.
Sincerely,
/s/ Christopher Carroll
Christopher Carroll
Senior Vice President,
Controller and Chief Accounting Officer

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 4